11 July 2008

CADBURY ANNOUNCES PRICING OF £350 MILLION NOTE ISSUE

Cadbury plc announces that Cadbury Schweppes Finance plc has priced a £350 million note issue under its £5 billion Euro Medium Term Programme dated 24th June 2008. The coupon on the 2018 notes has been fixed at 7.25% (semi annual) with an issue price of 99.587%. The notes will be guaranteed by Cadbury Holdings Limited and Cadbury Schweppes Investments plc.

The joint lead managers and joint bookrunners for the issue were BNP Paribas, HSBC and Royal Bank of Scotland.

Ends

CONTACTS

Cadbury plc	+44 1895 615000
http://www.cadbury.com

Capital Market Enquiries
Sally Jones	+44 1895 615124
Media Enquiries
Cadbury
Katie Bell	+44 1895 615011
The Maitland Consultancy	+44 20 7379 5151
Philip Gawith

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission and Circular and Prospectus filed with the UKLA on 19 March 2008 and posted on Cadbury plc’s website www.cadbury.com. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury plc, Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury plc or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Notes:

1. About Cadbury plc
Cadbury plc is the world’s largest confectionery business with number one or number two positions in over 20 of the world’s 50 largest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and the Natural Confectionery Company in candy.